January 15, 2010

Mail Stop 3010

Mr. Carl T. Berquist
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

> **Re: Marriott International, Inc.**
> **Form 10-Q for the quarter ended September 11, 2009**
> **File No. 001-13881**
> **Filed on October 9, 2009**

Dear Mr. Berquist:

We have completed our review of your Form 10-Q and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief